Exhibit 99.5

STRICTLY CONFIDENTIAL
September 28, 2022

Taylor Maritime Investments Limited
Sarnia House
Le Truchot
St Peter Port
Guernsey
GY1 1GR

Attention: Edward Buttery, Chief Executive Officer

Re:  Extension of Exclusivity set out in Agreement of August 25, 2022

Dear Ed:

Reference is made to the exclusivity agreement dated August 25, 2022 made between Taylor Maritime Investments Limited (“TMI”) and Grindrod Shipping Holdings Ltd. (the “Company”) (the “Exclusivity Agreement”) in connection with the potential acquisition by TMI (or a subsidiary or affiliate of it) of the shares in the entire issued and to be issued share capital of the Company not already owned by TMI or a subsidiary or affiliate thereof (the “Proposed Transaction”).

On September 27, 2022, TMI substantially completed its due diligence investigations in relation to the Company in connection with the Proposed Transaction and submitted to the Securities Industry Council of Singapore (the “SIC”) a supplemental application that, together with the application submitted to the SIC by TMI on September 6, 2022, requests confirmation from the SIC that the terms of the Proposed Transaction comply with the Singapore Code on Take-Overs and Mergers (the “Code”) and seeks certain waivers, consents, rulings and/or confirmations under the Code to proceed with the Proposed Transaction at an offer price of at least USD 21.00 per share and an aggregate payment of USD 26.00 per share (together, the “SIC Application”).

Furthermore, as of September 28, 2022, TMI and the Company have substantially completed negotiation of the transaction implementation agreement (the “TIA”) for the Proposed Transaction and the TIA is in substantially final form.

In recognition of the progress achieved towards the consummation of the Proposed Transaction and in consideration of the continued significant investment of time and expenses to be incurred by or on behalf of TMI in connection with pursuing the Proposed Transaction, the Company and TMI have agreed that the Exclusivity Period (as defined in the Exclusivity Agreement) shall continue beyond September 28, 2022 and be extended to expire on the earliest to occur of: (i) 9:00 AM New York time on Monday October 10, 2022; (ii) such time as TMI indicates that it is unwilling to proceed with the Proposed Transaction at an offer price of at least USD 21 per share and an aggregate payment of USD 26 per share; and (iii) the execution and delivery by the Company and TMI of a definitive TIA with respect to the Proposed Transaction; provided, however, that if TMI and the Company mutually agree in writing, such Exclusivity Period (as amended by this letter agreement (the “Extension Agreement”)) will be further extended beyond October 10, 2022 in successive increments of 7-days (or such other period as TMI and the Company may agree in writing).

The provisions of the Exclusivity Agreement (as amended by this Extension Agreement) shall continue in full force and effect and continue to be legally binding on the parties hereto as amended by the terms and subject to the conditions set forth herein. Notwithstanding the foregoing, each party hereto agrees that this Extension Agreement does not constitute an obligation or binding commitment of either party to execute any definitive agreement with respect to, or otherwise consummate, the Proposed Transaction. Except with respect to the matters expressly covered by the Exclusivity Agreement and this Extension Agreement, any binding commitment or agreement with respect to the Proposed Transaction will result only when a definitive agreement with respect thereto is executed by all relevant parties.

This Extension Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware. Any dispute arising out of this Extension Agreement may be submitted to a state or federal court in Delaware, and the parties hereto irrevocably agree to submit to the non-exclusive jurisdiction of such courts. The parties hereto hereby irrevocably and unconditionally waive trial by jury in any legal action or proceeding relating to this Extension Agreement and for any counterclaim with respect hereto.

This Extension Agreement may be executed in one or more counterparts, each of which shall be deemed to constitute an original, but all of which together shall constitute one and the same instrument.

Sincerely,

GRINDROD SHIPPING HOLDINGS LTD.

By:	/s/ Stephen Griffiths
Name: Stephen Griffiths
Title: Interim Chief Executive Officer and Chief Financial Officer

ACCEPTED AND AGREED

TAYLOR MARITIME INVESTMENTS LIMITED

By:	/s/ Edward D C Buttery
Name: Edward D C Buttery
Title: CEO Taylor Maritime Investments